UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Brighthouse Financial, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

10922N103

(CUSIP Number)

December 31, 2018

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page. Beneficial ownership information contained herein is given as of the date listed above.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 10922N103

1	Names of Reporting Persons MetLife, Inc.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0 shares
	6	Shared Voting Power 0 shares
	7	Sole Dispositive Power 0 shares
	8	Shared Dispositive Power 17,429 shares (See Note 1)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 17,429 shares (See Note 1)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented by Amount in Row (9) 0.0% (See Note 2)
12	Type of Reporting Person (See Instructions) CO

Note 1: This number consists of 17,429 shares held in separate accounts in which MetLife, Inc. (the “Reporting Person”) has no pecuniary interest and for which, pursuant to Rule 13d-4, the Reporting Person expressly disclaims beneficial ownership of such shares of common stock of Brighthouse Financial, Inc. (the “Company”) held in the separate accounts. The filing of this Schedule 13G amendment shall not be construed as an admission that the Reporting Person is for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934 the beneficial owner of such 17,429 shares of Company common stock held in the separate accounts.

Note 2: The numerator for this calculation consists of 17,429 shares held in separate accounts in which the Reporting Person has no pecuniary interest and for which, pursuant to Rule 13d-4, the Reporting Person expressly disclaims beneficial ownership of such shares of Company common stock held in the separate accounts. The denominator for this calculation is based on 118,601,232 shares of Company common stock outstanding as of November 2, 2018, as reported in the Company’s Quarterly Report on Form 10-Q filed by the Company with the United States Securities and Exchange Commission (the “SEC”) on November 6, 2018.

Item 1.

(a)	Name of Issuer

Brighthouse Financial, Inc.

(b)	Address of Issuer’s Principal Executive Offices

11225 North Community House Road, Charlotte, North Carolina 28277

Item 2.

(a)	Name of Person Filing

MetLife, Inc.

(b)	Address of Principal Business Office or, if none, Residence

200 Park Avenue, New York, New York 10166

(c)	Citizenship

Delaware

(d)	Title of Class of Securities

Common Stock, par value $0.01 per share

(e)	CUSIP Number

10922N103

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐ Insurance Company as defined in Section 3(a)(19) of the Act;

(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);

(e)	☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) ☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐ A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	☐ Group, in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership

Explanatory Note: Prior to August 4, 2017, the Company was a wholly owned subsidiary of the Reporting Person. On August 4, 2017, the Reporting Person completed the separation of the Company through the distribution of approximately 80.8% of the shares of common stock of the Company to the Reporting Person’s shareholders. On June 19, 2018, the Reporting Person completed the exchange of 23,155,117 shares of common stock of the Company for $943,638,000 in aggregate principal amount of the Reporting Person’s indebtedness and $86,764,707 in premium, expenses, and other related items. In addition, Metropolitan Life Insurance Company, a wholly owned subsidiary of the Reporting Person, received 90 shares of common stock of the Company on August 4, 2017 in the Reporting Person’s distribution of common stock of the Company to the Reporting Person’s common stockholders. These shares were inadvertently omitted from the Reporting Person’s Schedule 13G filed on February 15, 2018 and were donated to a charity on June 25, 2018.

(a)	Amount Beneficially Owned

17,429 shares. This number consists of shares held in separate accounts in which the Reporting Person has no pecuniary interest and for which, pursuant to Rule 13d-4, the Reporting Person expressly disclaims beneficial ownership of such shares of Company common stock held in the separate accounts. The filing of this Schedule 13G amendment shall not be construed as an admission that the Reporting Person is for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, the beneficial owner of such shares of Company common stock held in the separate accounts.

(b)	Percent of Class

0.0%. The percent of class is based on a numerator of 17,429 shares of Company common stock, which consists of shares held in separate accounts in which the Reporting Person has no pecuniary interest and for which, pursuant to Rule 13d-4, the Reporting Person expressly disclaims beneficial ownership of such shares of Company common stock held in the separate accounts. The percent of class is based on a denominator of 118,601,232 shares of Company common stock outstanding as of November 2, 2018, as reported in the Company’s Quarterly Report on Form 10-Q filed by the Company with the SEC on November 6, 2018.

(c)	Number of shares as to which such person has:

(i) Sole power to vote or direct the vote:

0.

(ii) Shared power to vote or direct the vote:

0.

(iii) Sole power to dispose or direct the disposition of:

0.

(iv) Shared power to dispose or direct the disposition of:

17,429. The information set forth in Note 1 to the table on the cover page for the Reporting Person is hereby incorporated by reference into this Item 4(c)(iv) for the Reporting Person.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [X].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certifications

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 13, 2019

METLIFE, INC.

By:	/s/ Jeannette N. Pina
Jeannette N. Pina Vice President and Secretary